TAFT STETTINIUS & HOLLISTER LLP
One Indiana Square, Suite 3500
Indianapolis, Indiana 46204
Telephone: (317) 713-3500
Fax: (317) 713-3699
January 21, 2011
Pamela Long, Assistant Director
Office of Mergers & Acquisition
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 3628
Washington, D.C. 20549

Re:	All American Group, Inc. Schedule 13E-3 Filed December 17, 2010 File No. 005-19485

Registration Statement on Form S-4 Filed December 17, 2010 File No. 333-171241
Dear Ms. Long:
     On behalf of All American Group, Inc. (the “Company”), and solely with respect to the Schedule 13E-3 referenced above, H.I.G. All American and the affiliates identified in such Schedule 13E-3, this letter is in response to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filings provided in your letter dated January 13, 2011 (the “Comment Letter”). Our responses are in bold text following the text of each comment.
Schedule 13E-3
Introduction
1.	Please delete the language in the first and third paragraphs on page three as they attempt to disclaim (i) responsibility for disclosure made by all of the filing persons (two sentences) and (ii) an obligation to file the Schedule 13E-3.

We have deleted the sentences referenced above.
Item 2. Subject Company Information, page 3
2.	Please provide the number of shares outstanding as of the most recent practicable date. We note that you have provided this information as of October 31, 2010.

We have revised the disclosure to provide the number of shares outstanding as of December 31, 2010.

Pamela Long
January 21, 2011

Item 3. Identity and Background of Filing Persons, page 3
3.	Please include the information required by Item 1003(a)-(c) for H.I.G. Advisors IV, L.L.C. Also include, or incorporate by reference, Item 1003(a)-(c) information for each of the company’s directors and officers, as required by Instruction C to Schedule 13E-3.

We have provided the information required by Item 1003(a)-(c) for H.I.G. Advisors IV, L.L.C. and incorporated by reference, such information for each of the company’s directors and officers.

4.	Please include all of the disclosure from Items 3, 5 and 11 in the prospectus/proxy statement delivered to security holders.

We have included in the proxy statement/prospectus the information from Item 3 under “The Parties” beginning on page 47, the information from Item 5 under “Background” beginning on page 17, and the information from Item 11 in footnote 1 to the securities holders table on page 77.
Item 11. Interest in Securities of the Subject Company, page 9
5.	We note the last paragraph on page 9. Please confirm your understanding that beneficial ownership is determined pursuant to Rule 13d-3, not based on whether a person files a Schedule 13E-3.

We confirm our understanding that beneficial ownership is determined pursuant to Rule 13d-3, and is not based on whether a person files a Schedule 13E-3.
Form S-4
General
6.	Please revise to indicate that the proxy statement is a preliminary copy. Please refer to Rule 14a-6(e)(1).

We have added the words “Preliminary Copy” on the prospectus cover page and also on the form of proxy filed as Exhibit 99.2.

7.	Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all filing persons. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act

Pamela Long
January 21, 2011

Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure.

We have revised the section captioned “Position of Acquiror and H.I.G. All American and Certain Affiliates as to the Fairness of the Merger; Reasons for the Merger” to include the determination of each filing person as to the fairness of the merger. We have also included additional factors the filing persons considered in evaluating the fairness of the merger as well as the reasons for the merger. Please see pages 29 and 30.

8.	We note that the Special Committee engaged a fairness advisor in connection with its consideration of the merger transaction. However, you have not included a summary of the fairness opinion in the preliminary proxy statement. Please revise your disclosure to include the summary and all information required by Item 1015(b) of Regulation M-A. Please also include a discussion of the analyses the financial advisor performed and presented to the Special Committee. In this regard, we note the analyses included in the “Transaction Overview” section of Exhibit(c)(2) to the Schedule 13E-3 filed December 17, 2010.

We supplementally note for the Staff that, as disclosed in the preliminary proxy statement, the financial analysis relied upon by Houlihan Lokey for purposes of its opinion was a liquidation analysis prepared by the Company’s management, which analysis is disclosed on page 37. Given this and the fact that Houlihan Lokey’s opinion is included as Appendix D to the preliminary proxy statement, the Company believed that reflecting the same description of the opinion in the body of the proxy statement as appears in Appendix D was duplicative and unnecessary. However, in light of the Staff’s comment, we have revised the disclosure to include a description of the full text of Houlihan Lokey’s opinion in the proxy statement under the Special Factors section beginning on page 32.

With respect to the Staff’s comment regarding the “Transaction Value Overview” page of Houlihan Lokey’s presentation materials attached as Exhibit (c)(2) to the Schedule 13E-3, we supplementally advise the Staff that such information was not considered an analysis performed by Houlihan Lokey or considered material by the Special Committee in its evaluation of the Transaction. However, in response to the Staff’s comment, such information has been summarized under the Background section on page 25.

9.	Ensure that you include all of the information required by Part D of Form S-4, including information about each person who will serve as a director or executive officer of the surviving company that is required by Item 18(a)(7) of Form S-4. Note that the compensation information you provide should be updated to include your fiscal year ended December 31, 2010.

We have included all of the Part D information as follows: Item 18(a)(1): Notice of Special Meeting, Questions and Answers About the

Pamela Long
January 21, 2011

Special Meeting beginning at page 6, and Information Concerning the Special Meeting beginning on page 44.
Item 18(a)(2): Questions and Answers About the Special Meeting beginning at page 6, and Information Concerning the Special Meeting beginning on page 44.
Item 18(a)(3): Notice of Special Meeting, Questions and Answers About the Special Meeting beginning at page 6, and Rights of Dissenting Shareholders beginning at page 72.
Item 18(a)(4): Information Concerning the Special Meeting beginning on page 44.
Item 18(a)(5): Interests of Certain Persons in the Merger beginning on page 39, Securities Ownership beginning on page 77.
Item 18(a)(6): Questions and Answers About the Special Meeting beginning at page 6, and Information Concerning the Special Meeting beginning on page 44.

Item 18(a)(7): Executive Officers and Directors, beginning at page 54, and Executive Compensation beginning at page 57.
Item 18(b); Not applicable.
Item 19: Not applicable.
Letter to Shareholders/Prospectus Cover page
10.	Please note that if you elect to use a letter to shareholders, this must serve as your prospectus cover page. In either case, the letter or cover page must include all of the information required by Item 501 of Regulation S-K, including, for example, a cross-reference to the risk factors. The information must also be provided in plain English. In this regard, please include only the information that is required by Item 501 or that is key to an investment decision, and avoid over-reliance on parenthetical definitions.

We have revised our letter to the shareholders to include only information required by Item 501 of Regulation S-K and a brief description of the transaction, with only the most necessary parenthetical definitions (describing entities with similar names).
Introduction
11.	Revise this section to highlight that holders of the trust units may not receive any cash payment from liquidating trust, that the sale of the Specialty Vehicles division must be agreed upon within 9 months (and completed 90 days later) and that the sale must result in net proceeds of $12 million before any proceeds are available to be paid to holders of the trust units. Also disclose here and in the corresponding section on page 45 how the Schedule 13E-3 filing persons would benefit from a sale outside of the time period described above or that resulted in net proceeds lower than $12 million. Finally, disclose how the first $5 million of a sale would be allocated.

We have revised the introduction to include the material conditions to the surviving corporation’s obligation to sell the Specialty Vehicle business and distribute the proceeds of any such sale. We have also stated that because of the uncertainty surrounding a sale of the Specialty Vehicle business, the holders of

Pamela Long
January 21, 2011

trust units may not receive any cash payments in respect thereof. We have also stated that the surviving corporation will retain the first $5 million of net sale proceeds from a sale that complies with the merger agreement. Lastly, we revised the disclosure to provide that if a letter of intent is not executed within 9 months after closing and the sale is not closed within 90 days thereafter, or the net sale proceeds do not exceed $12 million, the surviving corporation will retain the Specialty Vehicle business and the entire proceeds of any future sale. Please see the Introduction and page 60.
Summary Term Sheet, page 1
Interests of Certain Persons in the Merger (see pages 31 and 56), page 2
12.	The first paragraph of the financial advisor’s opinion attached as Appendix D states that certain of your shareholders may enter into arrangements to obtain or retain an equity interest in you or your acquiror following the completion of the merger. Please tell us whether any of your executive officers, directors or affiliates will benefit from this arrangement, and if so, please revise your disclosure here and throughout the registration statement as appropriate to specifically identify the individuals eligible to benefit from these arrangements.

No such arrangements have been entered into and none are contemplated.

13.	Regarding the shareholders who may obtain or retain an equity interest in the company after the merger, please tell us what consideration you have given to whether such persons should be identified as filing persons on Schedule 13E-3 and to whether the offer of any equity interests that they will obtain or retain should be registered under the Securities Act.

Please see our response to Comment 12 above.

14.	If any of your shareholders will obtain or retain a security interest in you or the Acquiror following the completion of the merger, please provide a full description of the terms of the arrangement here and elsewhere as appropriate. See Item 1004(c) of Regulation M-A.

H.I.G. will retain the security interest granted to it in connection with the 2009 loan transaction described in the proxy statement/prospectus. We have added references to that security interest at pages 2 and 40. No other shareholders hold any security interest and none will be obtained by any shareholder following the merger.
Risk Factors.. page 10
Risks Relating to the Operation of the Specialty Vehicles Business, page 12
We depend on a small group of suppliers for some of our components . . . , page 12

Pamela Long
January 21, 2011

15.	You disclose that you may not be able to secure replacement financing to obtain an adequate number of chassis after March 31, 2011. Please further disclose whether Acquiror has any obligation to provide financing to the Specialty Vehicles business in the event that other replacement financing is unavailable. Please revise your discussion to state that a lack of financing to obtain an adequate supply of chassis may have a material adverse impact on the sale committee’s ability to sell the Specialty Vehicles business. Please also revise the risk factor heading to identify the financing risk as it relates to your ability to purchase chassis and its potential adverse impact on your ability to sell the business.

We have revised the risk factor as requested.
Changes to, or increases in, the regulations governing our business . . . , page 14
16.	Please revise the last paragraph to state whether you believe you are in compliance with the federal, state and local regulations applicable to your Specialty Vehicles business. In an appropriate risk factor, please also address any risk, if material, that your obligations under such regulations could make it more difficult to sell the Specialty Vehicles business or otherwise impact shareholders’ ability to receive a distribution for any units they hold in the Trust.

We have revised the referenced paragraph to state the Company’s belief that it is in compliance with the federal, state and local regulations applicable to the Specialty Vehicles business. The Company does not believe that its obligations under such regulations will materially affect its ability to sell the Specialty Vehicles business.
Special Factors, page 16
Background, page 16
17.	Please revise your disclosure to describe the formation of the special committee, including the authority and duties given to it by the board of directors.

We have revised the paragraph disclosing the creation of the special committee to provide additional disclosure of its formation, authority and duties. Please see page 18.

18.	The “Situation Background” section of the Houlihan Lokey presentation filed as Exhibit 99.C.2 to the Schedule 13E-3 filed on December 17, 2010 states that you retained R.W. Baird to explore financing and M&A alternatives in early 2009. The presentation further indicates that R.W. Baird contacted 36 parties but that you were unable to generate any “serious” interest. Please revise the background section to disclose this information, including the following:

Pamela Long
January 21, 2011

•	a discussion of the financing and M&A alternatives considered;

•	the extent to which contacts were made with interested parties and the extent and content of management’s discussions with any interested parties;

•	why it was determined that such alternatives were not appropriate at that time and why the company determined that the interest generated was not “serious”; and

•	why you ultimately chose to enter into the loan transaction with H.I.G.
We have revised the “Background” section beginning on page 17 to disclose the information referred to above.

19.	We note your reference on pages 17 and 28 to a liquidation analysis prepared in connection with the board’s review and evaluation of the merger. On page 17, you indicate that you engaged a financial advisor to deliver a “hypothetical Chapter 7 orderly liquidation analysis.” Please identify the financial advisor and file its consent to be named in the registration statement and its consent to your inclusion of a summary of the analysis. Please refer to Rule 436 of Regulation C. Also, provide all disclosure provided by Item 1015 of Regulation M-A.

The financial advisor previously referred to on page 17 was engaged by the Company to prepare its liquidation analysis prior to the Company’s receipt of an indication of interest from H.I.G. on September 9, 2010. The financial advisor’s analysis was received on September 12, 2010, but it was not prepared in anticipation of the merger, but rather to assist the Board generally in its consideration of its strategic alternatives. The Company’s Board and the Special Committee have not adopted the analysis of that financial advisor, and accordingly we have deleted the referenced disclosure.

20.	Throughout this section, please clarify the transactions and terms that were offered by which parties. For example:
•	We note disclosure on page 26 that the Acquiror and H.I.G. believe the transaction is fair because the cash portion of the Merger Consideration exceeded “the cash offered by the private equity firm . .” However disclosure in the Background section indicates that the private equity firm was only interested in the Specialty Vehicles business.

•	On page 19, you state that Mr. Johnson had discussions with a “strategic buyer” that expressed interest in purchasing H.I.G.’s common shares at the same price that H.I.G. had proposed. Then on October 22, Mr. Johnson inquired whether H.I.G. would consider selling its shares to a third party for $0.22 per share. Please clarify whether this was the “strategic buyer’s” offer and what the basis of the $0.22 per share was. In addition, you state

Pamela Long
January 21, 2011

that Mr. Sanford said that the offer was not acceptable to H.I.G. because it “effectively” offered more per share to the Minority Shareholders than it did to H.I.G. The basis for this conclusion is unclear from the disclosure. Please elaborate.
We have revised the disclosure referenced in the first bullet point to refer to the strategic buyer. The reference to the private equity firm was incorrect.

We have clarified that the $0.22 per share figure was the upper end of the range of the strategic buyer’s expression of interest. We have also indicated the basis for H.I.G. All American’s conclusion that the strategic investor’s proposal seemed to offer less to H.I.G. All American on a per share basis than for the shares it proposed to purchase from AAG. Please see page 20.

21.	Please revise the last sentence of the fourth full paragraph on page 17 to clarify that Houlihan Lokey has been engaged by your company to provide financial advisory services. In this regard, we note the disclosure in the third full paragraph on page D-4.

We have revised the disclosure in the Background section on page 18.

22.	Please revise the fourth full paragraph on page 18 to disclose the number of parties Mr. Johnson contacted to solicit indications of interest. Please further disclose his methods of solicitation.

We have revised the referenced paragraph to disclose the number of parties and method of solicitation. Please see page 19.

23.	Please revise the last paragraph on page 18 to further disclose the content of the discussions regarding the sales forecasts and projections. Also, disclose the financial projections.

We have revised the referenced paragraph (now on page 19) to provide additional information. Since the projections provided by the Company’s chief financial officer were superseded and not relied upon by the Special Committee, we have not disclosed them. Instead, at page 23, we have disclosed the projections provided to the Special Committee by management and considered by the Special Committee and the Board in connection with their consideration of the Merger.

24.	Please revise the first full paragraph on page 21 to fully discuss how the directors viewed H.I.G.’s rejection of the strategic buyer’s proposal and the timing of the private equity firm’s interest. In your discussion, please specifically state why the directors concluded that it was appropriate to continue to negotiate with H.I.G.

We have revised the reference paragraph to disclose the directors’ view of the rejection of the strategic buyer’s proposal and to disclose the directors’ reasoning for continuing to negotiate with H.I.G. Please see page 22.

Pamela Long
January 21, 2011

25.	We note your disclosure on page 31 in “Interests of Certain Persons in the Merger” that entry into new employment agreements with Mr. Lavers and Ms. Zuhl is a condition to the merger. Please enhance your discussion in the Background section to state when and by whom this condition of the merger was negotiated and how the terms of the employment agreements differ materially from the current employment agreements.

We have added disclosure of the requested information at page 24.
Fairness of the Merger; Reasons for the Recommendation . . . page 23
26.	Here and throughout the proxy statement/prospectus, you refer to the fairness of the transaction to Minority Shareholders. However, you must discuss the fairness of the transaction to your unaffiliated shareholders. Your definition of Minority Shareholders includes shareholders who are affiliates (i.e. officers and directors). Therefore, please revise to be clear that your discussion addresses fairness to unaffiliated shareholders. Please apply this comment to the fairness determination made by the Acquiror and all other filing persons.

We have revised the disclosure throughout to refer to “unaffiliated shareholders” when discussing the fairness of the offering. We have retained the term “Minority Shareholders” when describing the merger consideration.

27.	Please revise the second bullet on page 23 to clarify that the Minority Shareholders may realize additional consideration regarding the potential sale of the Specialty Vehicles business. The current disclosure incorrectly implies that the sale will occur.

We have revised the referenced language to state that the unaffiliated shareholders have an opportunity to receive additional consideration if the business is sold within the specified time period and the proceeds exceed $5 million. Please see page 26.

28.	Please quantify the “significant expenses” the company faces by remaining a public company.

We have revised the referenced bullet point to state that the annual expenses of remaining a public company range from $500,000 to $1 million. Please see page 26.

29.	We note that the special committee and board received and considered the Houlihan Lokey presentation and opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the special committee and the board of directors adopted Houlihan Lokey’s analysis as their own.

Pamela Long
January 21, 2011

We supplementally advise the Staff that, as disclosed in the preliminary proxy statement and noted in response to Comment #8 above, the liquidation analysis prepared by the Company’s management was the financial analysis relied upon by Houlihan Lokey in connection with its opinion. Accordingly, we have further clarified the sentence in the Special Factors section on page 28 to state that the Special Committee and the Board adopted the liquidation analysis of the Company’s management as their own.

30.	We note your disclosure in the Introduction that Mr. Lavers initially served as the Shareholders Representative and was succeeded by Mr. Johnson. Please revise your disclosure to clearly state the duties that Mr. Lavers had and Mr. Johnson has as Shareholders Representative. Please further revise to state whether the special committee and the board considered the appointment of the Shareholders Representative in determining the procedural fairness of the merger agreement.

We have added a description of the duties of the Shareholder Representative under the caption “The Merger Agreement” on page 65. We have also added a statement with respect to the Special Committee at page 27.

31.	We note your disclosure in the first bullet point on page 24 as well as the disclosure in clause (iv) of the first full paragraph on page D-5 of Houlihan Lokey’s fairness opinion. Please address how the special committee, or any filing person relying on the financial advisor’s opinion, was able to reach the fairness determination as to unaffiliated security holders given that the financial advisor’s fairness opinion addressed fairness with respect to security holders other than excluded holders, rather than all security holders unaffiliated with your company.

We supplementally advise the Staff that the Special Committee and the Board reached their respective fairness determinations as to the unaffiliated shareholders after considering all of the factors listed in the Special Factors section rather than any single factor or aspect of any particular factor in isolation. Accordingly, the fact that Houlihan Lokey’s opinion referenced holders other than “Excluded Holders” rather than “unaffiliated shareholders” did not alter the Special Committee’s and the Board’s fairness determinations.

32.	Please revise the second bullet in the second paragraph on page 24 to describe the referenced conditions and to explain how the conditions to completion of the merger present risks or negative consequences.

We have revised the bullet point (now on page 27) as requested.

33.	Your disclosure in the last bullet on page 24 states that the Special Committee engaged an “independent” financial advisor in connection with the consideration of the merger transaction. We also note your disclosure in the third paragraph on page 17 that the board of directors instructed the Special Committee to retain “independent”

Pamela Long
January 21, 2011

advisors to consider the merger transaction. Please explain to us how you determined that Houlihan Lokey was an “independent” financial advisor given the disclosures in the fairness opinion on page D-4 indicating its engagement in advisory services to your company, HIG and other participants in the Transaction.

We have revised the disclosure to remove the references to “independent.”

34.	In your discussion of procedural factors, please state that approval of the majority of unaffiliated shareholders is not required, and explain why the Special Committee and the Board nevertheless believed the transaction was procedurally fair to unaffiliated shareholders. This comment also applies to your discussion of the fairness conclusion made by the other filing persons.

We have revised the disclosure as requested to explain the conclusion of the Special Committee and the Board that the transaction is procedurally fair to the unaffiliated shareholders.

All American Group is an Indiana corporation. We call your attention to the official comments of the Indiana Business Law Survey Commission to Indiana Code §23-1-35-2. IC 23-1-35-2(d) provides that with respect to a vote by shareholders to ratify a conflict of interest transaction, the “. . . shares owned by or voted under the control of a director who has a direct or indirect interest in the transaction, and shares owned by or voted under the control of an entity [in which the director has a material financial interest or of which the director is a director, officer or trustee] may be counted in a vote of shareholders to determine whether to authorize, approve or ratify a conflict of interest transaction.” The official comments explain the rationale of the Indiana General Assembly in rejecting a requirement of “majority of a minority” votes with respect to approval of conflict of interest transactions. The comments conclude, “. . . in situations where interested directors own a majority of the shares, it would be inequitable to allow a minority to determine whether a transaction should be allowed.”

35.	We note your disclosure in the last paragraph of this section. Please explain how you determined that no unaffiliated representative was necessary to represent the interests of the unaffiliated security holders given the heightened bargaining position of H.I.G. (as controlling shareholder and indirect lender to the company) throughout the course of negotiations.

We have revised the disclosure to explain why the Special Committee and the Board reached the conclusion that no unaffiliated representative was necessary to represent the interests of the unaffiliated shareholders.

Pamela Long
January 21, 2011

Position of Acquiror and H.I.G. All American as to the Fairness of the Merger, page 26
36.	Please disclose what consideration the Acquiror, H.I.G. and the other filing persons gave to the factors listed in Instruction 2 to Item 1014 in making their fairness determination. We note that you briefly discuss premiums over historical stock prices and net book value.

Please see our response to comment 7 and page 25.
Certain Effects of the Merger, page 29
37.	Please ensure that you discuss the effects of the merger on the Company and on all of the filing persons. This discussion should not be limited to effects on the company, the Acquiror and the shareholders. In addition, it appears that the discussion of federal tax consequences that you provide beginning on page 32 applies only to shareholders. You must also provide a discussion of the federal tax consequences of the transaction on the company and each of the filing persons.

We have included a discussion on the federal tax consequences of the merger on the other filing persons. Please see page 43 under the caption “Federal income tax consequences of the Merger to the Company, Acquiror and certain Affiliated Entities of Acquiror”.
Material United States Federal Income Tax Consequences of the Merger, page 32
38.	Please remove the statement on page 33 that the discussion is “for general information only”. This implies that shareholders cannot rely on the information.

We have removed the referenced statement.
The Merger Agreement, page 46
39.	We note your statement in the second paragraph that “the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material . . . or may have been used for the purpose of allocating risk . . . rather than establishing matters as facts.” You further indicate your description of the merger agreement is not included to provide factual information and should not be relied upon as actual facts about the parties to the merger. Investors are entitled to rely upon the disclosure in your filings, including disclosure regarding representations and warranties in a merger agreement. Please revise this paragraph and any other similar disclaimers and consider whether additional specific disclosure of material information regarding material contractual provisions in the merger agreement are required to make the statements included in the disclosure document not misleading.

We have deleted the referenced language.

Pamela Long
January 21, 2011

Financial Information, page 61
40.	Please revise to provide all of the disclosure required by Item 1010(c)(1) and (4) of Regulation M-A.

We have included summary financial information for the Company beginning on page 76.

We note that Item 503(d) of Regulation S-K requires disclosure of the ratio of earnings to fixed charges if debt securities or preferred shares are being registered, which is not the case here. We also note that Item 503(e) states that Item 503(d) disclosure is not required of smaller reporting companies such as All American Group, Inc. Accordingly, we submit that disclosure of AAG’s ratio of earnings to fixed charges is not required.

41.	Please provide the disclosure required by Item 1010(c)(6) of Regulation M-A or provide us your detailed legal analysis why you believe the pro forma financial is not material. We note that current security holders will have a continuing interest in the company through their holding of trust units.

All American Acquisition Corporation (the transitory merger entity) presently has no assets and will have no assets at the time of the merger other than an amount of cash sufficient to pay the cash portion of the merger consideration. Given the highly contingent nature of the potential sale of the Specialty Vehicles business, the Company has concluded that pro forma financial information for the Company will not reflect any adjustments to its historic financial statements other than to per share numbers. Given the lack of adjustments, we do not believe that the pro forma information is material to our shareholders. We note your comment that current security holders will have an interest through holding of trust units, and have accordingly provided summary historic financial information for the Specialty Vehicles business, with appropriate disclosure as to the contingent nature of the shareholders’ interest.
Securities Ownership, page 63
42.	Please revise to provide footnote disclosure of the individual(s) having beneficial ownership of the shares owned by H.I.G. All American, LLC and GAMCO Investors, Inc.

We have provided footnotes with respect to H.I.G. All American, LLC. and GAMCO Investors, Inc.
Exhibit D — Fairness Opinion, page D-1
43.	We note that Houlihan Lokey’s description of the transaction in the first paragraph of the letter does not state that the Excluded Holders will share in the Trust proceeds via the interest in the Trust Units they will receive in the transaction. Please clarify for us supplementally whether Houlihan Lokey considered the fact that the Excluded Holders would also receive Trust Units in the transaction when determining that the consideration to the unaffiliated holders is fair.

Pamela Long
January 21, 2011

We supplementally advise the Staff that, while both the Excluded Holders and unaffiliated holders will receive Trust Units in the Transaction, as is customary in transactions of this type, Houlihan Lokey was requested to evaluate, and its opinion addressed only, the fairness, from a financial point of view, of the consideration to be received by holders other than Excluded Holders. We also supplementally note for the Staff that, although the Trust Units are part of the per share consideration upon which Houlihan Lokey specifically opined, for purposes of its opinion, Houlihan Lokey considered the results of the liquidation analysis prepared by the Company’s management relative to the $0.20 per share cash consideration and no value was attributed to the Trust Units.
Exhibit 99.1
44.	Please file the financial advisor’s consent as Exhibit 23.3. Please refer to Item 601(b)(23) of Regulation S-K.

As noted in the response to Comment #19 above, the reference to the financial advisor that had delivered a liquidation analysis has been deleted and, accordingly, no consent has been filed for such financial advisor. In addition, we respectfully submit that, consistent with long-standing practices and other Form S-4 filings for similar transactions reviewed by the Staff, including those involving 13E-3 transactions (such as PepsiCo., Inc./PepsiAmericas, Inc. and Coca-Cola Enterprises Inc./The Coca-Cola Company), the Company believes that filing such consent as an Exhibit 99 is customary and appropriate and the Company is unaware of any policy or interpretative positions of the Staff to the contrary.
* * * * * * * * * * * * * *
     Attached hereto is a written statement from each filing person acknowledging that:
•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please call me at 317-713-3468.
Very truly yours,
/s/ Philip L. McCool
Philip L. McCool

Pamela Long
January 21, 2011

Each of the Undersigned hereby acknowledges that:
•	He or it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	He or it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ALL AMERICAN GROUP, INC.

Date: January 21, 2011	By:	/s/ Richard M. Lavers

Richard M. Lavers,
Chief Executive Officer

ALL AMERICAN GROUP HOLDINGS, LLC

Date: January 21, 2011	By:	/s/ Matthew Sanford

Matthew Sanford,
Manager

ALL AMERICAN ACQUISITION CORPORATION

Date: January 21, 2011	By:	/s/ Matthew Sanford

Matthew Sanford,
President

H.I.G. ALL AMERICAN, LLC

Date: January 21, 2011	By:	/s/ Matthew Sanford

Matthew Sanford,
President

ALL AMERICAN HOMES HOLDINGS, LLC

Date: January 21, 2011	By:	/s/ Matthew Sanford

Matthew Sanford,
Manager

Pamela Long
January 21, 2011

H.I.G. CAPITAL PARTNERS IV, L.P.

	By:	H.I.G. Advisors IV, L.L.C.
	Its:	General Partner

	By:	H.I.G.-GPII, Inc.
	Its:	Manager

Date: January 21, 2011	/s/ Richard H. Siegel

Richard H. Siegel,
Vice President and General Counsel

H.I.G. ADVISORS IV, L.L.C.

	By:	H.I.G.-GPII, Inc.
	Its:	Manager

Date: January 21, 2011	/s/ Richard H. Siegel
Richard H. Siegel, Vice President and General Counsel

H.I.G.-GPII, INC.

Date: January 21, 2011	By:	/s/ Richard H. Siegel

Richard H. Siegel, Vice President and General Counsel

Date: January 21, 2011	By:	/s/ Sami Mnaymneh

Sami Mnaymneh

Date: January 21, 2011	/s/ Anthony A. Tamer

Anthony A. Tamer

Date: January 21, 2011	/s/ Matthew Sanford

Matthew Sanford

Date: January 21, 2011	/s/ Fabian de Armas

Fabian de Armas